EXHIBIT G-1

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     May __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After June __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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     PROGRESS ENERGY, INC., ET AL. (70-9659)

     Progress Energy, Inc. ("Progress Energy"), a registered holding company, whose principal business address is 410 South Wilmington Street, Raleigh, North Carolina 27602, and its indirect wholly-owned non-utility subsidiary, Progress Ventures, Inc. ("Progress Ventures"), of the same address, have filed a post-effective amendment to their application/declaration in this proceeding pursuant to Sections 9(a) and 10 of the Act and Rule 54 thereunder.

     Progress Energy owns directly or indirectly all of the issued and outstanding common stock of Carolina Power & Light Company, North Carolina Natural Gas Corporation, and Florida Power Corporation. Together, these companies provide electric service and natural gas or gas transportation service to approximately 2.9 million wholesale and retail customers in parts of North Carolina, South Carolina and Florida. Progress Ventures is an intermediate non-utility holding company that holds interests in several "exempt wholesale


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generators" ("EWGs"), as defined in Section 32 of the Act, and energy-related companies within the meaning of Rule 58 that are engaged in synthetic fuels production.

     By order dated December 12, 2000 in this proceeding (the "December 2000 Order"),(1) the Commission authorized Progress Energy, the utility subsidiaries named above and Progress Energy's direct and indirect nonutility subsidiaries, through the period ending September 30, 2003 (the "Authorization Period"), to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions. Among other specific authorizations granted by the December 2000 Order, the Commission authorized Progress Energy, through its nonutility subsidiaries, to invest up to $500 million ("Investment Limitation") in connection with the acquisition or construction of certain types of nonutility energy-related assets in the United States that are incidental to their energy marketing activities ("Energy-Related Assets") or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of Energy-Related Assets.(2) The December 2000 Order further authorizes Progress Energy to issue common stock in connection with any acquisition of the stock or assets of any other company substantially all of whose physical assets consist of Energy-Related Assets.

     It is stated that Progress Ventures subsequently entered into a letter of intent with Westchester Gas Company, a nonassociate company, to acquire approximately 215 producing gas wells, 52 miles of intrastate pipeline and 170 miles of gas gathering lines located in Texas and Louisiana. The transaction closed on April 29, 2002. Progress Ventures paid a total consideration of $148 million, which includes $128 million in Progress Energy common stock and $20 million in cash.

     Progress Energy and Progress Ventures are now requesting a supplemental order of the Commission to increase the Investment Limitation from $500 million to $1 billion. Progress Energy, through Progress Ventures, states that it is actively considering several other investments in Energy-Related Assets similar to the Westchester Gas assets. Investments in Energy-Related Assets represent an important component of Progress Ventures' overall strategy to diversify its

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     (1)  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
The December 2000 Order was modified by orders dated September 20, 2001 and March 15, 2002, Holding Co. Act Release Nos. 27440 and 27500, respectively.

     (2) "Energy-Related Assets" are defined under the December 2000 Order to include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities.


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portfolio of assets and earnings. In addition, investments in Energy-Related
Assets are intended to provide a fuel hedge for Progress Ventures' merchant generation plants.(3)

     It is further stated that, although Progress Ventures has not identified any additional investments in Energy-Related Assets at this time, its current business plan contemplates additional investments of this type that would, in the aggregate, exceed the remaining amount (about $350 million, following the closing on the Westchester Gas transaction) under the current Investment Limitation. Applicants submit that the proposed increase in the Investment Limitation is reasonable and would represent a prudent use of capital for a company the size of Progress Energy.

     All other terms, conditions and limitations contained in the December 2000 Order, as modified by the September 20, 2001 and March 15, 2002 orders, shall remain unchanged.

     Progress Energy states that it is currently in compliance with all of the conditions set forth in Rule 53(a) and that none of the circumstances described in Rule 53(b) has occurred or is continuing.

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     (3)  Progress Ventures states that it currently has approximately 3,100 MW of gas- and oil- fired merchant generation in operation or under construction and may expand its merchant generation portfolio by another 2,800 MW over the next few years through acquisitions or new installations.


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